ZURICH
FINANCIAL SERVICES

03 SEP 30 AM 7:21

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W
USA - Washington, D

03032349

SUPPL

Your reference: File No. 82-5089
Our reference: AC/ih
Date: September 25, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release, which has not been distributed, directly or indirectly, in or into the United States of America:

- "Zurich sets terms for issuance of subordinated debt issue" dated September 25, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

Andres Christen

Enclosure

dlw 9/30

Media Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

Zurich sets terms for issuance of subordinated debt issue

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 25, 2003 – Zurich Financial Services Group (Zurich) today set the terms of its issue of subordinated debt. The transaction has met with very positive investor response and was four times oversubscribed. As a result of this strong demand, Zurich has decided to increase the total issuance from USD 1 billion to USD 1.3 billion. The proceeds will be used to strengthen the Group's capital base and refinance existing debt. After refinancing the Group's net debt will have increased by approximately USD 500 million.

As announced on September 17, the debt will be issued via Zurich Insurance Company's Euro Medium Term Note Programme in the Euro and Sterling markets. The debt issued in Sterling consists of a GBP 450 million perpetual tranche callable in 2022 and with a fixed-rate coupon of 6.625%. The debt issued in Euro consists of a EUR 500 million tranche with a 20-year maturity callable in 2013 and a fixed-rate coupon of 5.75%. Settlement of the issue is expected on October 2, 2003.

The transaction is expected to be rated A- (Standard and Poor's), Baa2 (Moody's), and BBB+ (Fitch). Application will be made to list the notes on the Luxemburg Stock Exchange.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA AND JAPAN AND SHOULD NOT BE DISTRIBUTED TO UNITED STATES PERSONS OR PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SECURITIES REFERRED TO HEREIN. IN ADDITION, THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

IN ADDITION TO THE ABOVE RESTRICTIONS, THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION / FSA.